                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                     ___________________________________


                                  FORM 11-K
                                ANNUAL REPORT
                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                            COMMISSION FILE NUMBER
                                    1-9654



                               OHM Corporation
             (Issuer of the Securities held pursuant to the Plan)



                    OHM Corporation Retirement Savings Plan
                              (Full Title of Plan)


16406 U.S. ROUTE 224 EAST, FINDLAY, OH                      45840
(Address of principal executive offices)               (Zip Code)



                                (419) 423-3529
             (Registrant's telephone number, including area code)

(Mark One):



                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1933 (FEE REQUIRED)
  X             For the fiscal year ended December 31, 1994
- -----

                TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
- -----           For the transmission period from ________ to _______

                             REQUIRED INFORMATION

The following financial statements for the OHM Corporation Retirement Savings Plan are being filed herewith:

Description                                                    Page No.
- -----------                                                    --------
Audited Financial Statements:
- -----------------------------

Report of Independent Auditors..................................Page 1


Statements of Net Assets Available for Plan Benefits............Page 2


Statements of Changes in Net Assets Available for Plan Benefits Page 4


Notes to Financial Statements...................................Page 6


Schedules
- ---------

Assets Held for Investment......................................Page 11


Transactions or Series of Transactions in Excess of 5% of the
  Current Value of Plan Assets..................................Page 12




The following exhibit will be filed herewith:

Exhibit No.                      Description                    Page No.
- -----------                      -----------                    --------
   1                   Consent of Independent Auditors          Page 15

                                  SIGNATURE

        Pursuant to the requirements of the Securities Act of 1934, the Plan Committee members have duly caused this annual report to be signed and undersigned thereunto duly authorized.

                                               OHM CORPORATION
                                               RETIREMENT SAVINGS PLAN


Date:   June 26, 1995                   By:    /s/ RANDALL M. WALTERS
                                               ----------------------
                                               Randall M. Walters
                                               Vice President, General Counsel
                                               and Secretary



                                               Committee Chairman,
                                               OHM Corporation Retirement
                                               Savings Plan Committee

                  Audited Financial Statements and Schedules

                   OHM Corporation Retirement Savings Plan

                    Years ended December 31, 1994 and 1993
                     with Report of Independent Auditors

                   OHM Corporation Retirement Savings Plan

                  Audited Financial Statements and Schedules




                    Years ended December 31, 1994 and 1993




                                   CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . .   1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits  . . . . . . . . . . .   2
Statements of Changes in Net Assets Available
    for Plan Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . .    4
Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . .    6

Schedules

Assets Held for Investment  . . . . . . . . . . . . . . . . . . . . . . . .   11
Transactions or Series of Transactions in Excess of 5% of
    the Current Value of Plan Assets  . . . . . . . . . . . . . . . . . . .   12

                        Report of Independent Auditors



Board of Directors
OHM Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of OHM Corporation Retirement Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.


                                                            ERNST & YOUNG LLP


Columbus, Ohio
May 5, 1995

                   OHM Corporation Retirement Savings Plan

             Statements of Net Assets Available for Plan Benefits

                              December 31, 1994

                                                              (NCB)       (NCB)                     (NCB)
                                                 OHM         Stable     Aggressive      (NCB)       Equity
                                               Employer       Value       Growth       Balance       Index    Loan
                                              Stock Fund      Fund         Fund          Fund        Fund     Fund          Total
ASSETS
Investments:
  Interest bearing cash deposits
    (overdrafts)                           $    (27,073)  $ 308,125    $ (144,558)  $  (61,439)  $ (75,055)  $    --   $        --
  Invested in NCC Money Market Portfolio         68,584       1,531       744,148      485,617     471,212        58     1,771,150
  Invested in OHM Common Stock                1,367,489          --            --           --         --         --     1,367,489
  Invested in LaSalle Income Plus
    Fund                                            --    4,223,626            --           --         --         --     4,223,626
  Invested in Putnam Voyager Fund                   --           --     3,630,109           --         --         --     3,630,109
  Invested in Fidelity Balanced Fund                --           --            --    2,904,406         --         --     2,904,406
  Invested in S&P 500 Flagship Fund                 --           --            --           --  2,231,956         --     2,231,956
  Loans to participants                             --           --            --           --         --    202,792       202,792
                                             ------------------------------------------------------------------------------------
Total investments                             1,409,000   4,533,282     4,229,699    3,328,584  2,628,113    202,850    16,331,528

Receivables:
  Interest receivable                            37,293     114,408       134,043       83,032     69,304  1,093,364     1,531,444
  Due from (to) other funds                     268,889     (87,693)      (60,604)    (111,065)    (9,405)      (122)           --
                                            -------------------------------------------------------------------------------------
Total receivables                               306,182      26,715        73,439      (28,033)    59,899  1,093,242     1,531,444
                                            -------------------------------------------------------------------------------------
Total assets                                  1,715,182   4,559,997     4,303,138    3,300,551  2,688,012  1,296,092    17,862,972

Distribution/refunds payable                     (3,484)    (97,966)       (5,733)     (29,378)    (8,112)   (41,089)     (185,762)
Other liabilities                                    --          --            --           --         --         --            --
                                            ------------------------------------------------------------------------------------
Total liabilities                                (3,484)    (97,966)       (5,733)     (29,378)    (8,112)   (41,089)     (185,762)
Net assets available                        ------------------------------------------------------------------------------------
  for plan benefits                          $1,711,698  $4,462,031    $4,297,405  $ 3,271,173 $2,679,900 $1,255,003   $17,677,210
                                            =====================================================================================

See accompanying notes.

                   OHM Corporation Retirement Savings Plan

             Statements of Net Assets Available for Plan Benefits

                              December 31, 1993



<Captions>
                                                                                         (Mellon)
                                             OHM          (Mellon)       (Mellon)         Balance         (Mellon)
                                           Employer        Income         Growth        Conservative        Loan
                                          Stock Fund        Fund           Fund            Fund             Fund          Total
                                          -----------------------------------------------------------------------------------------
ASSETS
Investments:
  Interest bearing cash deposits          $   43,986     $   45,385     $  185,921       $1,179,999      $       99    $ 1,455,390
  Invested in OHM Common Stock             1,660,796              -              -                -               -      1,660,796
  Invested in GIC Fund                             -        420,675              -                -               -        420,675
  Invested in Vanguard
    Fixed Income Securities Fund                   -      4,367,739              -                -               -      4,367,739
  Invested in EB Stock/Bond Funds                  -              -      3,678,419        2,391,835               -      6,070,254
  Loans to participants                            -              -              -                -       1,737,227      1,737,227
                                          -----------------------------------------------------------------------------------------
Total investments                          1,704,782      4,833,799      3,864,340        3,571,834       1,737,326     15,712,081

Receivables:
  Interest receivable                         15,296        105,837          8,497           25,432             (46)       155,016
  Due (to) from other funds                  (24,976)      (203,768)       130,560           98,192              (8)         -
                                          -----------------------------------------------------------------------------------------
Total receivables                             (9,680)       (97,931)       139,057          123,624             (54)       155,016
                                          -----------------------------------------------------------------------------------------
Total assets                               1,695,102      4,735,868      4,003,397        3,695,458       1,737,272     15,867,097


Distribution/refunds payable                 (87,782)       (85,745)        (5,340)          (4,970)        (15,982)      (199,819)
Other liabilities                            (23,874)       (99,667)       (73,016)         (38,635)       (728,848)      (964,040)
                                          -----------------------------------------------------------------------------------------
Total liabilities                           (111,656)      (185,412)       (78,356)         (43,605)       (744,830)    (1,163,859)
                                          -----------------------------------------------------------------------------------------
Net assets available for plan benefits    $1,583,446     $4,550,456    $ 3,925,041       $3,651,853        $992,442    $14,703,238
                                          =========================================================================================

See accompanying notes.

                    OHM Corporation Retirement Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1994


                                           OHM               (NCB)            (NCB)                             (NCB)
                                         Employer            Stable         Aggressive          (NCB)           Equity
                                          Stock              Value            Growth           Balance           Index
                                          Fund               Fund              Fund             Fund             Fund
                                      ----------------------------------------------------------------------------------
ADDITIONS

Investment income (loss)              $   618,224         $  149,694        $   25,453        $  60,952       $   20,097
Employee contributions                    519,900            441,791           558,217          352,036          299,203
Employer contributions                    160,759            142,930           181,243          122,422          102,335
Rollover                                   55,212             38,600           100,377           25,118           35,816
                                      ----------------------------------------------------------------------------------
Total additions                         1,354,095            773,015           865,290          560,528          457,451

Deduction-benefits/distributions paid
  to plan participants and
  beneficiaries                          (294,744)          (348,537)          (53,940)         (51,056)         (28,790)

Other:
Net unrealized appreciation
  (depreciation) of investments        (1,025,030)                 -            84,858         (108,811)          30,509
Transfers in  (out)                        93,931          4,037,553         3,401,197        2,870,512        2,220,730
                                      ----------------------------------------------------------------------------------
Net increase (decrease) in
  deduction and other                  (1,225,843)         3,689,016         3,432,115        2,710,645        2,222,449
                                      ----------------------------------------------------------------------------------
Change in net assets available
  for plan benefits                       128,252          4,462,031         4,297,405        3,271,173        2,679,900

Net assets available at
  December 31, 1993                     1,583,446                  -                 -                -                -
                                      ----------------------------------------------------------------------------------

Net assets available at
  December 31, 1994                    $1,711,698         $4,462,031        $4,297,405       $3,271,173       $2,679,900
                                      ==================================================================================



                                                                             (Mellon)
                                         (Mellon)          (Mellon)           Balance
                                          Income            Growth          Conservative         Loan
                                           Fund              Fund               Fund             Fund           Total
                                      ----------------------------------------------------------------------------------
ADDITIONS

Investment income (loss)              $  (103,539)        $ (139,939)       $  (57,154)       $       -       $  573,788
Employee contributions                    436,734            579,980           432,349                -        3,620,210
Employer contributions                    153,270            171,611           140,412                -        1,174,982
Rollover                                    3,441             27,325             9,610                -          295,499
                                      ----------------------------------------------------------------------------------
Total additions                           489,906            638,977           525,217                -        5,664,479

Deduction-benefits/distributions paid
  to plan participants and
  beneficiaries                          (258,840)          (355,380)         (217,719)         (73,384)      (1,682,390)

Other:
Net unrealized appreciation
  (depreciation) of investments                 -                  -                 -                -       (1,018,474)
Transfers in  (out)                    (4,781,522)        (4,208,638)       (3,959,351)         335,945           10,357
                                      ----------------------------------------------------------------------------------
Net increase (decrease) in
  deduction and other                  (5,040,362)        (4,564,018)       (4,177,070)         262,561       (2,690,507)
                                      ----------------------------------------------------------------------------------
Change in net assets available
  for plan benefits                    (4,550,456)        (3,925,041)       (3,651,853)         262,562        2,973,972

Net assets available at
  December 31, 1993                     4,550,456          3,925,041         3,651,853          992,442       14,703,238
                                      ----------------------------------------------------------------------------------
Net assets available at
  December 31, 1994                     $       -         $        -        $        -       $1,255,003      $17,677,210
                                      ==================================================================================

See accompanying notes.

                    OHM Corporation Retirement Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1993



                                                                                           (Mellon)
                                            OHM            (Mellon)        (Mellon)         Balance
                                          Employer          Income          Growth        Conservative      Loan
                                         Stock Fund          Fund            Fund             Fund          Fund        Total


ADDITIONS
Investment income                         $   75,957    $   306,427      $    86,124    $   124,120       $ 78,804     $   671,432
Employee contributions                       325,211        923,954          896,761        700,921             --       2,846,847
Employer contributions                       102,654        270,575          229,180        196,998             --         799,407
Rollover                                      38,867         18,257           62,824         24,982             --         144,930
                                          ----------------------------------------------------------------------------------------
Total additions                              542,689      1,519,213        1,274,889      1,047,021         78,804       4,462,616

Deduction-benefits/distributions paid
 to plan participants and beneficiaries     (231,523)      (541,866)        (366,117)      (388,335)       (87,708)     (1,615,549)

Other:
Net unrealized appreciation
 (depreciation) of investments               541,505        (31,204)         250,496        133,358            --          894,155
Transfers in (out)                          (401,347)      (505,652)         586,180        123,527        221,215          23,923
                                         -----------------------------------------------------------------------------------------
Net increase (decrease) in deduction
 and other                                   (91,365)    (1,078,722)         470,559       (131,450)       133,507        (697,471)
                                         -----------------------------------------------------------------------------------------
Change in net assets available for plan
 benefits                                    451,324        440,491        1,745,448        915,571        212,311       3,765,145
Net assets available at
December 31, 1992                          1,132,122      4,109,965        2,179,593      2,736,282        780,131      10,938,093
                                         -----------------------------------------------------------------------------------------
Net assets available at
December 31, 1993                         $1,583,446    $ 4,550,456       $3,925,041     $3,651,853       $992,442     $14,703,238
                                         =========================================================================================


See accompanying notes.

                   OHM Corporation Retirement Savings Plan

                        Notes to Financial Statements

                              December 31, 1994





1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

INVESTMENTS

As of June 30, 1994, National City Bank (the Trustee) succeeded Mellon Bank, N.A., as the Trustee for the OHM Retirement Savings Plan (the Plan). The Trustee holds, manages, values, invests, reinvests, accounts for and otherwise deals with each investment fund separately. The current value of the bank administered trustee funds is obtained from the Trustee of the funds and is based on published market prices at the statement date. Realized gains or losses on the sale of investments are the difference between the proceeds received and the specific cost of investment sold. The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation (depreciation) in the fair value of investments.

OHM Corporation stock held is valued at the quoted market price at the close of the last business day for that period.

OPERATING EXPENSES

All administrative expenses of the Plan and all fees and retainers of the Plan's Trustee, administrator, auditors, and counsel are paid by OHM Corporation (the Company) or are paid with the assets of the Plan.

                    OHM Corporation Retirement Savings Plan

2. DESCRIPTION OF PLAN

The Plan is a defined contribution plan covering all full-time employees of the Company who were employed by OHM Corporation and its subsidiaries on the effective date, November 16, 1988. Each employee who is not a participant as of the effective date will be eligible to become a participant on the first day of each January, April, July and October subsequent to one year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan maintains separate accounts for each participant, which are credited with the participant's voluntary contributions and an allocation of (a) Company contributions, (b) plan earnings, and (c) forfeitures of non-vested terminated participants' accounts. Under the Plan, each participant may direct their contributions and allocations between the OHM Corporation Common Stock Fund (OHM Employer Stock Fund), Stable Value Fund, Aggressive Growth Fund, Equity Index Fund, or Balanced Fund.

Effective April 1, 1990, as amended January 1, 1994, the Company implemented an employer matching contribution. Prior to January 1, 1994, the Company matched 60% and 50% of employee before-tax contributions up to 2% and 4%, and up to 2% and 6%, of employee wages, respectively, for participants with more than one but less than five years of service and five or more years of service, respectively. Beginning January 1, 1994, the Company matches 60% on the first 2% and 50% on the next 4% of a participant's compensation that such participant contributed as before-tax contribution. Beginning June 1995, all Company matches will be in OHM Corporation common stock.

In addition, the Company, at its discretion, may make profit sharing contributions to the Plan for its participants each plan year. Profit sharing contributions will be allocated to the accounts of each participant in the ratio that the compensation of each such participant for the plan year bears to the total compensation of all such participants for the plan year. The Company made no profit sharing contributions during the years ended December 31, 1994 and 1993, respectively.

An employee may make voluntary contributions to the Plan by payroll deduction, or by lump sum deposit for rollovers. Employee contributions may not exceed 15% of the employee's pre-tax compensation and/or post-tax compensation subject to IRS guidelines. Voluntary contributions shall be at all times non-forfeitable.

                   OHM Corporation Retirement Savings Plan

                  Notes to Financial Statements (continued)



2. DESCRIPTION OF PLAN (CONTINUED)

Under the terms of the Plan, a participant is eligible for normal retirement upon attainment of age 65, or upon suffering total and permanent disability. Upon retirement, disability, or death before retirement or disability, the amount credited to the participant's account, plus any amounts of additional credit as finally determined at the next valuation date, will be distributed to the participant.

In the event of the termination of employment of a participant prior to his normal retirement date, the participant will receive the non-forfeitable interest in his participant account based on a vesting schedule specified in the Plan and all of his voluntary contributions account. A participant becomes 100 percent vested after two years of credited service.

Employees working past their normal retirement date are eligible for continued participation until their retirement date.

The Plan provides for distribution of a participant's account in the form of a "Life Annuity", "Qualified Joint and Survivor Annuity" or other methods of payment as described in the Plan.

Participants with prior approval of the Plan Committee are allowed to borrow against the vested portion of their account and such loans shall bear interest at a rate established at the date of the loan. Generally, the period of repayment for any loan cannot exceed five years.

In the event that the Plan is terminated, any account balance a participant may have accumulated up to that time will become fully vested and non-forfeitable.

                   OHM Corporation Retirement Savings Plan

3. INVESTMENTS

During the year ended December 31, 1994 and 1993, the Plan's investments (depreciated) appreciated in fair value by $(1,018,474) and $894,155, respectively, as follows:

                                               Net Appreciation
                                                (Depreciation)      Fair Value/
                                                in Fair Value/    Contract Value
                                                Contract Value        at End
                                                 During Year          of Year
                                              --------------------------------
Plan year ended December 31, 1994:

Investment deposits under trustee
  National City Bank:
    Invested in NCC Money Market Portfolio      $     -            $ 1,771,150
    Invested in OHM Common Stock*                (1,025,030)         1,367,489

    Invested in LaSalle Income Plus Fund              -              4,223,626

    Invested in Putnam Voyager Fund                  84,858          3,630,109

    Invested in Fidelity Balanced Fund             (108,811)         2,904,406

    Investment in S&P 500 Flagship Fund              30,509          2,231,956

  Loans to participants                               -                202,792
                                                ------------------------------
                                                $(1,018,474)       $16,331,528
                                                ==============================

Plan year ended December 31, 1993:

Investment deposits under trustee
  Mellon Bank:

    Interest bearing cash deposits              $     -            $ 1,455,390

    Invested in OHM Common Stock*                   541,505          1,660,796

    Invested in GIC Fund                              -                420,675

    Invested in EB Stock Fund                       374,163          5,234,885

    Invested in EB Intermediate Bond Fund             9,691            835,369

    Investment in Vanguard Fixed Income
      Securities Fund                               (31,204)         4,367,739

  Loans to participants                               -              1,737,227

                                                ------------------------------
                                                $   894,155        $15,712,081
                                                ==============================

*Indicates party-in-interest to the Plan.

                   OHM Corporation Retirement Savings Plan

                  Notes to Financial Statements (continued)


3.  INVESTMENTS (CONTINUED)

The fair value of individual investments which represent 5% or more of the Plan's net assets is as follows:

                                                         December 31
                                                    1994             1993
                                                 ---------------------------
Investment deposits:
  Interest bearing cash deposits                 $    -           $1,455,390
  Invested in NCC Money Market Portfolio          1,771,150            -
  Invested in OHM Common Stock*                   1,367,489        1,660,796
  Invested in LaSalle Income Plus Fund            4,223,626            -
  Invested in Putnam Voyager Fund                 3,630,109            -
  Invested in Fidelity Balanced Fund              2,904,406            -
  Invested in S&P 500 Flagship Fund               2,231,956            -
  Invested in EB Stock Fund                           -            5,234,885
  Invested in EB Intermediate Bond Fund               -              835,369
  Invested in Vanguard Fixed Income
    Securities Fund                                   -            4,367,739
  Loans to participants                               -            1,737,227

*Indicates party-in-interest to the Plan.

4. FEDERAL INCOME TAXES

The Internal Revenue Service has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law.


5.  ACQUISITION

On December 5, 1994, the Company entered into a definitive agreement, which was subsequently amended on May 4, 1995, to acquire substantially all of the assets and certain liabilities of the hazardous and nuclear waste remediation services business units of Rust International Inc. ("Rust"). As a result of the acquisition, former employees of Rust will become eligible to rollover vested benefits from the Rust Employee Benefit Plans into the OHM Retirement Savings Plan and become participants in the Plan on the acquisition closing date.

                   OHM Corporation Retirement Savings Plan

                          Assets Held for Investment

                              December 31, 1994






                           Description of Investment
                            Including Maturity Date,
                             Rate of Interest and                     Current
Identity of Issuer          Par or Maturity Value           Cost       Value
- -------------------------------------------------------------------------------
OHM Corporation                  Common Stock          $1,622,969    $1,367,489

NCC Money Market Portfolio       Mutual Fund            1,771,150     1,771,150

LaSalle Income Plus Fund         Mutual Fund            4,223,626     4,223,626

Putnam Voyager Fund              Mutual Fund            3,545,251     3,630,109

Fidelity Balanced Fund           Mutual Fund            3,013,217     2,904,406

S&P 500 Flagship Fund            Mutual Fund            2,201,447     2,231,956

Loan Fund                        Loans to Participants    202,792       202,792



                   OHM Corporation Retirement Savings Plan

               Transactions or Series of Transactions in Excess
                  of 5% of the Current Value of Plan Assets

                         Year ended December 31, 1994





                                                                                                             Current
                                     Description of Investment                                              Value of
                                      Including Maturity Date,                                              Asset on         Net
                                       Rate of Interest and        Purchase     Selling      Cost of       Transaction      Gain
          Identity of Issuer           Par or Maturity Value        Price        Price        Asset            Date        (Loss)
- ----------------------------------------------------------------------------------------------------------------------------------
Category (i) - A single transaction in excess of 5% of plan assets
- ------------------------------------------------------------------

NCC Money Market Portfolio                Mutual Fund             $1,937,732    $         -    $1,937,732    $1,937,732    $     -

NCC Money Market Portfolio                Mutual Fund                      -      1,957,000     1,957,000     1,957,000          -

LaSalle Income Plus Fund                  Mutual Fund              4,722,028              -     4,722,028     4,722,028          -

Putnam Voyager Fund                       Mutual Fund              3,125,119              -     3,125,199     3,125,199          -

Fidelity Balanced Fund                    Mutual Fund              2,667,113              -     2,667,113     2,667,113          -

S&P 500 Flagship Fund                     Mutual Fund              1,957,000              -     1,957,000     1,957,000          -

EB Temporary Investment Fund              Mutual Fund                      -        949,969       949,969       949,969          -

EB Temporary Investment Fund              Mutual Fund                949,969              -       949,699       949,969          -

                   OHM Corporation Retirement Savings Plan

               Transactions or Series of Transactions in Excess
            of 5% of the Current Value of Plan Assets (continued)



                                                                                                             Current
                                     Description of Investment                                              Value of
                                      Including Maturity Date,                                              Asset on         Net
                                       Rate of Interest and        Purchase     Selling      Cost of       Transaction      Gain
          Identity of Issuer           Par or Maturity Value        Price        Price        Asset            Date        (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions in excess of 5% of plan assets
- ------------------------------------------------------------------------

NCC Money Market Portfolio                Mutual Fund
                                             48 sales             5,198,230              -     5,198,230     5,198,230            -
                                        115 purchases                     -      6,969,381     6,969,381     6,969,381            -

LaSalle Income Plus Fund                  Mutual Fund
                                              8 sales                     -      1,003,146     1,003,146     1,003,146            -
                                          8 purchases             5,226,773              -     5,226,773     5,226,773            -

Putnam Voyager Fund                       Mutual Fund
                                          3 purchases             3,545,251              -     3,545,251     3,545,251            -

Fidelity Balanced Fund                    Mutual Fund
                                          5 purchases             3,013,217              -     3,013,217     3,013,217            -

S&P Flagship Fund                         Mutual Fund
                                          3 purchases             2,201,447              -     2,201,447     2,201,447            -

                    OHM Corporation Retirement Savings Plan

                Transactions or Series of Transactions in Excess
             of 5% of the Current Value of Plan Assets (continued)



                                                                                                             Current
                                     Description of Investment                                              Value of
                                      Including Maturity Date,                                              Asset on         Net
                                       Rate of Interest and        Purchase     Selling      Cost of       Transaction      Gain
          Identity of Issuer           Par or Maturity Value        Price        Price        Asset            Date        (Loss)
- ----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions in excess of 5% of plan assets (continued)
- ------------------------------------------------------------------------------------

EB Temporary Investment Fund                 Mutual Fund
                                              49 sales                   -     2,374,743     2,374,743     2,374,743        -
                                             154 purchases       2,721,435             -     2,741,435     2,721,435        -

VanGuard Fixed Income Securities             Mutual Fund
                                              19 sales                   -     1,068,874     1,068,874     1,068,874        -
                                              25 purchases       1,062,571             -     1,062,571     1,062,571        -


There were no category (ii) or (iv) reportable transactions during 1994